White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

White Knight Extends Gold Mineralization at Gold Pick Property, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
November 25, 2005

White Knight Resources Ltd. (the “Company”) has received assay results from the Phase I drilling program at its wholly owned Gold Pick property. The drill program resulted in the significant extension of the existing gold mineralization. Gold Pick is located in the Gold Bar mining district in central Nevada, approximately 30 miles (49km) northwest of Eureka.

A total of 5,430 feet (1,655m) of RC drilling was conducted in 10 drill holes. The drilling was designed to test for extensions of feeder structures beyond the design limits of the Gold Pick open-pit mine. The drilling significantly extended both the southwest and northwest feeder zones, with five of the ten holes encountering strong mineralization. Highlights include hole GPQ-6, which intersected 30 feet (9.1m) grading 0.062 oz/ton (2.112 g/t) gold including a 5-foot (1.5m) interval of 0.230 oz/ton (7.88 g/t) gold; and hole GPQ-9, which drilled 25 ft (7.6m) grading 0.143 oz/ton (4.907 g/t) gold, including a 5-foot (1.5m) intercept of 0.226 oz/ton (9.840 g/t) gold. Complete drilling results using a 0.010 oz/ton (0.342 g/t) gold cut-off are shown in the table below.

Hole	Zone	TD (ft)	Thickness (ft)	Au (opt)	Au (g/t)	from (ft)	to (ft)
GPQ-1	SW	480	45	0.037	1.255	310	355
			25	0.052	1.788	380	405
		with	5	0.172	5.898	395	400
			10	0.016	0.565	435	445
GPQ-2	SW			NSV
GPQ-3	SW	540	65	0.018	0.611	450	515
GPQ-4	SW	720	15	0.014	0.480	570	575
			5	0.011	0.380	600	605
			15	0.014	0.466	615	625
			10	0.017	0.576	645	655
			5	0.011	0.373	660	665
			5	0.012	0.402	705	710
GPQ-5	SW	700		NSV
GPQ-6	SW	740	30	0.062	2.112	515	545
		with	5	0.230	7.880	520	525
GPQ-7	SW	600		NSV
GPQ-8	NW	450	80	0.027	0.942	355	435
		with	20	0.047	1.601	410	430
GPQ-9	NW	600	25	0.143	4.907	225	250
		with	15	0.226	9.840	230	235
			20	0.020	0.689
			5	0.040	1.374	400	410
			5	0.015	0.342	435	440
GPQ-10	NW	600		NSV

True widths are unknown

News release dated Nov 25/05

Atlas Precious Metals Inc. mined approximately 70,000 oz gold from the Gold Pick open-pit mine in the mid 1990’s. At the time of mine closure in 1995, a historical resource of approximately 285,000 oz gold (5.00 million tons at 0.057 oz/ton gold, assuming a gold price of $500/oz) was estimated to remain in the mine plan designed by Mine Development Associates of Sparks, NV. This historical resource estimate was completed prior to implementation of NI 43-101 and has not been re-defined to conform to CIM approved standards as defined by NI 43-101. This resource estimate has been obtained from sources believed to be reliable and is relevant. The Company is not treating this historical estimate as a NI 43-101 defined resource or reserve verified by a Qualified Person. Until such time as the Company is able to verify and classify this historic resource according to CIM standards, it should not be relied upon.

Hole GPQ-6 was located about 600 feet (180m) southwest of the ultimate pit design limit, and 230 feet (70m) from the nearest known mineralization. There is no drilling to the southwest of hole GPQ-6, leaving the feeder zone of the Gold Pick East deposit completely open to the southwest. Hole GPQ-9 was drilled about 250 feet (76m) northwest of the pit limit and has discovered the northwest extension of the high-grade feeder structure for the Gold Pick West deposit.

The Company plans to move a drill rig back to the property in late November to commence the Phase II drilling program, which will test the northeast extension of the Gold Pick East deposit and will further test the southwest extension zone, if weather conditions allow.

Quality Control

The Company employs a Quality Control program consisting of re-assaying of both mineralized (>0.010 oz/ton gold) and randomly selected coarse reject samples, insertion of coarse standard samples, and assaying of both random and mineralized duplicate drilling samples though an umpire laboratory (BSI Inspectorate of Sparks, NV). Drill-cuttings samples were bagged, sealed and shipped directly to American Assay Laboratories in Elko, Nevada for sample preparation, then to Sparks, Nevada for analysis. All samples were analyzed for gold and silver by fire-assay technique.

About the Company

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. The 2005 exploration season is very active for the Company as the total anticipated drilling exposure during the 2005 field season is expected to be approximately 70,000 feet.

This news release was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

On behalf of the Board of Directors,
“John M. Leask”
John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.